Continued Diversification of Execution Business
2004
2007
RESULTING EXPANSION RESULTING EXPANSION STRATEGIC RATIONALE STRATEGIC RATIONALE ACQUISITION* ACQUISITION*
Leveraging its core business and capabilities, NASDAQ continues to expand its offerings and geographic reach
Access to routing technology and connectivity
to new, fast growing trading firms
Solidify market position in NASDAQ-listed
trading
Execute on NYSE-listed trading strategy
Access to best-in class technology platform
Further solidify market position in all U.S. equity
trading
Largest provider of liquidity on the NYSE floor
Significant market presence in Europe
Ability to leverage technology innovations for
future product expansion
Access to 60 international exchange
relationships
Ability to have a 2nd
protected quote
Enter the U.S. cash equity clearing business
Allows listings to use 1,2 and 3 letter tickers
enhancing ability to lure listings to the NASDAQ
Immediate presence in options trading
Further enhance NASDAQ’s growth profile
Ability to leverage clearing and futures licenses
Broker/dealer model
Single book migration - Largest electronic
liquidity pool for U.S. equities
Fastest, most scalable and efficient technology
platform
European cash equities, derivatives and
commodities trading
Leading global provider of exchange technology
Clearing services
Second matching engine
U.S. cash equities clearing
U.S. equity options
U.S. index options
U.S. cash equities clearing
U.S. futures
* Acquisitions of OMX, The Boston Stock Exchange, and The Philadelphia Stock Exchange are pending necessary regulatory and shareholder approval
Filed by The Nasdaq Stock Market, Inc.
pursuant to Rule 425 under the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.
Subject Company: OMX AB
(Commission File No. 132-02618)
The following are selected slides from an investor presentation about The Nasdaq Stock
Market, Inc. acquisition of the Philadelphia Stock Exchange.

Forward Looking Statement
Forward-looking statements in this Investor Presentation are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions. NASDAQ cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.
Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (i) the issuer's operating results may be lower than expected; (ii) loss of significant trading volume or listed companies; (iii) our ability to implement our strategic initiatives and any consequences from our pursuit of our corporate strategy, including the proposed acquisitions of the
Philadelphia Stock Exchange and the Boston Stock Exchange, the proposed transactions with Borse Dubai and OMX AB and the proposed business combination with OMX AB; (iv) competition, economic, political and market conditions and fluctuations, including interest rate risk; (v) government and industry regulation; or (vi) adverse changes that may occur in the securities markets generally and other factors detailed in NASDAQ’s filings with the
U.S. Securities Exchange Commission, including its annual report on Form 10-K for the fiscal year ending December 31, 2006 which is available on
NASDAQ’s website at http://ir.nasdaq.com and the SEC’s website at www.sec.gov.  NASDAQ undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Disclaimer
While NASDAQ’s offer for OMX is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of NASDAQ in any jurisdiction in which the making of the offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, NASDAQ’s offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception NASDAQ’s offer is not made in any such jurisdiction.
On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. On October 12, 2007 and November 2, 2007, NASDAQ filed with the SEC a preliminary proxy statement on Schedule 14A relating to the proposed transactions with Borse Dubai and OMX. Investors and security holders are urged to read the preliminary proxy statements, prospectus and the definitive proxy statement when it becomes available, as well as any amendments and other applicable documents regarding the proposed business combination because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at
www.sec.gov. The preliminary proxy statements and prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com.
NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about
NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the preliminary proxy statements and prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com.
Additional information regarding the interests of such potential participants is included in the preliminary proxy statements and prospectus and may be included in the other relevant documents filed with the SEC when they become available.